AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

GOLD FIELDS AND ANGLOGOLD ASHANTI PROVIDE AN UPDATE ON THE PROPOSED JOINT VENTURE BETWEEN GOLD FIELDS’ TARKWA MINE AND ANGLOGOLD ASHANTI’S IDUAPRIEM MINE IN GHANA

Gold Fields and AngloGold Ashanti (the “Parties”) refer shareholders to their joint media release of 16 March 2023 in which the Parties announced that they had agreed key terms for a proposed joint venture between Gold Fields’ Tarkwa Mine and AngloGold Ashanti’s Iduapriem Mine in Ghana (the “Proposed Joint Venture”). Shareholders are also referred to subsequent updates provided by both companies on the Proposed Joint venture progress in their respective financial results publications since.

Notwithstanding constructive engagement with the Government of Ghana since the announcement of the Proposed Joint Venture on 16 March 2023, the requisite approvals by the Government of Ghana for the Proposed Joint Venture have not yet been obtained.

Gold Fields and AngloGold Ashanti have sought to secure the requisite approvals, which include approval of the Proposed Joint Venture by the Parliament of Ghana, ahead of the October 2024 Parliamentary recess before the Ghana national elections to be held in December 2024.

The Parties continue to believe that a combination of the two neighbouring mines into a single managed entity is compelling, given that it is anticipated to extend life of mine, increase production and lower costs, creating value for all stakeholders.

In the absence of the requisite approvals from the Government of Ghana and clear timelines for execution of an agreement, Gold Fields and AngloGold Ashanti will maintain engagement in relation to a potential asset combination while separately continuing to pursue improvements to their respective assets.

The Parties will keep shareholders appraised of any significant developments pertaining to the Proposed Joint Venture.

ENDS

7 November 2024
London, Denver, Johannesburg

AngloGold Ashanti JSE Sponsor: The Standard Bank of South Africa Limited
Gold Fields Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

For AngloGold Ashanti investor and media enquiries contact:
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
Email: sbailey@anglogoldashanti.com

Andrea Maxey
Telephone: +61 8 9425 4603
Mobile: +61 400 072 199
Email: amaxey@anglogoldashanti.com

For Gold Fields investor enquiries contact:
Jongisa Magagula
Tel: +27 11 562 9775
Mobile: +27 67 419 9503
Email: Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

For Gold Fields media enquiries contact:
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
Email: Sven.Lunsche@goldfields.com

About Gold Fields
Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. Gold Fields has total attributable annual gold-equivalent production of 2.30 Moz, proved and probable gold Mineral Reserves of 46.1 Moz, measured and indicated gold Mineral Resources of 31.1 Moz (excluding Mineral Reserves) and inferred gold Mineral Resources of 11.2 Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).

About Tarkwa Mine
Tarkwa is 90%-owned by Gold Fields, with the Government of Ghana holding the remaining 10%. As at 31 December 2023, Tarkwa had proved and probable gold Mineral Reserves of 4.35 Moz and measured, indicated and inferred gold Mineral Resources of 3.40 Moz. For more information on Tarkwa Mine please visit https://www.goldfields.com/west-africa-region.php

About AngloGold Ashanti plc1
AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. AngloGold Ashanti produced 2.69 Moz of gold in 2023 and as at 31 December 2023, had gold Proven and Probable Mineral Reserves of 28.07 Moz, gold Measured and Indicated Mineral Resource of 59.91 Moz (exclusive of Mineral Reserve) and gold Inferred Mineral Resource of 46.42 Moz (exclusive of Mineral Reserve). AngloGold Ashanti is listed on the New York Stock Exchange (NYSE), the Johannesburg Stock Exchange (JSE), the A2X Market (A2X) and Ghana stock exchange (GSE).
(1) - Gold production from managed operations is reported on a consolidated basis. Gold production from non-managed joint ventures is reported on an attributable basis. Gold production for the financial year ended 31 December 2023 has been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. Gold production includes gold concentrate from the Cuiabá mine sold to third parties.

About Iduapriem Mine
Iduapriem Mine is wholly-owned by AngloGold Ashanti plc. As at 31 December 2023, Iduapriem had gold Proven and Probable Mineral Reserve of 2.06 Moz, gold Measured and Indicated Mineral Resource of 2.49 Moz (exclusive of Mineral Reserve) and gold Inferred Mineral Resource of 1.14 Moz (exclusive of Mineral Reserve). For more information on Iduapriem Mine please visit https://www.anglogoldashanti.com/portfolio/africa/iduapriem/

Forward-looking statements

AngloGold Ashanti plc
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in AngloGold Ashanti’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Gold Fields Limited
This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning.

These forward-looking statements, including among others, those relating to the Proposed Joint Venture (including the expected terms, timing and satisfaction of conditions), Gold Fields’ future business strategy, development activities and other initiatives, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by Gold Fields’ external auditors.

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